Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

WEST FRASER TIMBER CO. LTD.

(“WEST FRASER”)

Wednesday, April 20, 2022 – 11:30 a.m.

Quesnel, British Columbia

Voting Results

This report on the voting results of the annual general and special meeting of shareholders of West Fraser is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The management of West Fraser recommended that Shareholders vote FOR matters 1, 2, 3, 4, 5 and 6 below:

1.	Number of Directors

The number of directors was set at 11 by a show of hands (no ballot).

2.	Election of Directors

Each of the 11 nominees listed in the information circular were elected as directors of West Fraser.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Henry H. Ketcham	78,478,566	97.10	2,340,859	2.90
Reid E. Carter	79,297,284	98.12	1,522,141	1.88
Raymond Ferris	80,091,124	99.10	728,301	0.90
John N. Floren	79,998,381	98.98	821,044	1.02
Ellis Ketcham Johnson	80,616,788	99.75	202,637	0.25
Brian G. Kenning	79,275,043	98.09	1,544,382	1.91
Marian Lawson	80,393,123	99.47	426,302	0.53
Colleen McMorrow	80,563,237	99.68	256,187	0.32
Robert L. Phillips	72,707,706	89.96	8,111,719	10.04
Janice G. Rennie	76,064,521	94.12	4,754,904	5.88
Gillian D. Winckler	80,522,389	99.63	297,036	0.37

3.	Appointment of Auditor

The auditor listed in the information circular was appointed as auditor of West Fraser by a show of hands (no ballot).

4.	Special Resolution on Amendment of Corporate Articles

The amendment of the corporate Articles was approved as described in the information circular.

Votes For	Votes Against	% Votes For
80,474,694	506,612	99.37

5.	Ordinary Resolution on Approval of U.S. Employee Stock Purchase Plan

The U.S. Employee Stock Purchase Plan for U.S. employees was approved as described in the information circular.

Votes For	Votes Against	% Votes For
80,808,364	172,943	99.79

6.	Advisory Resolution on our Approach to Executive Compensation

West Fraser’s approach to executive compensation was approved (on an advisory basis) as described in the information circular.

Votes For	Votes Against	% Votes For
76,623,538	4,357,769	94.62